October 30, 2012

Ryan C. Larrenaga

225 Franklin Street

Boston, MA 02110

(617) 385-9536

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Deborah O’Neill Johnson

Re: Columbia Funds Series Trust I (the “Registrant”); File No. 333-184404

Dear Ms. Johnson:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Mid Cap Growth Opportunity Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Mid Cap Growth Fund series of the Registrant;

2)	the Columbia Frontier Fund series of Columbia Funds Series Trust II (File No. 811-21852), the Columbia Select Small Cap Fund series of the Registrant, and the Columbia Small Cap Growth Fund II series of Columbia Funds Series Trust (File No. 811-09645) into the Columbia Small Cap Growth Fund I series of the Registrant;

3)	the Columbia Emerging Markets Opportunity Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Emerging Markets Fund series of the Registrant;

4)	the Columbia Diversified Bond Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Intermediate Bond Fund series of the Registrant; and

5)	the Columbia Connecticut Tax-Exempt Fund series and Columbia Massachusetts Tax-Exempt Fund series of the Registrant into the Columbia Tax-Exempt Fund series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on November 30, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours, /S/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I